U.S. Bancorp Fund Services, LLC
2020 East Financial Way, Suite 100
Glendora, CA 91741

March 31, 2010

VIA EDGAR TRANSMISSION

Dominic Minore
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street N.E.
Washington D.C.  20549

Re:	Professionally Managed Portfolios (the “Trust”)
File Nos.: 33-12213 and 811-05037
on behalf of Stephens Small Cap Growth Fund and
Stephens Mid Cap Growth Fund (the “Funds”)

Dear Mr. Minore:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933 (the “1933 Act”) in response to your March 17, 2010 comments provided to Elaine Richards of U.S. Bancorp Fund Services, LLC, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 368 to its registration statement.  PEA No. 368 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on January 29, 2010, and is designated to become effective on March 31, 2010.  The purpose of PEA No. 368 was to conform the Fund’s Prospectuses to the Summary Prospectus Rule as set forth in 17 CFR Parts 230, 232, 239, and 274.  The Trust is filing this PEA No. 374 under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate, and to file any outstanding exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

Prospectus (Summary Sections for Both Funds)

1.
In the lead in paragraph to the Fees and Expenses table in each Fund’s Summary Section, please include the page number of the Statement of Additional Information where the “Additional Purchase and Redemption Information” section can be found.

The Trust responds by making the changes as suggested.

2.
Regarding the footnote to the Fees and Expenses table in each Fund’s Summary Section, please confirm that the Funds did not incur an Acquired Fund Fees and Expenses (“AFFE”) ratio in an amount greater than 0.01%.  Additionally, please confirm that any AFFE, interest and other expenses (as outlined in footnote 1 to the table) are included in the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement.

The Trust responds by confirming that neither Fund incurred an AFFE ratio greater than 0.01%.  Accordingly, AFFE will not be reflected as a separate line item on the respective fee tables.  Additionally, the Trust confirms that any AFFE, interest and other expenses (as outlined in footnote 1 to the table) are included in the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement.

3.
Regarding the footnote to the Fees and Expenses table in each Fund’s Summary Section, please confirm the duration of the expense waiver supplementally, and revise the sentence in the footnote as necessary to remove reference to the indefinite length of the contract.

The Trust responds by confirming that the Board of Trustees reviews the Fund’s Operating Expense Limitation Agreement annually at the same time it renews the Fund’s Advisory Agreement.  Although the Operating Expense Limitation Agreement states that it “shall become effective on the date specified herein and shall remain in effect indefinitely and for a period of not less than one year,” in reality the Agreement would not exist beyond the date of Advisory Agreement, which is renewed annually by the Board.  For that reason, we will clarify the disclosure to reflect that the duration of the Operating Expense Limitation Agreement is one year from the date of the Prospectus (i.e., in this case March 31, 2011), and will remove reference to the indefinite length of the contract.

4.	Please confirm that the Fund’s Operating Expense Limitation Agreement has been filed.

The Trust responds by confirming that the Fund’s Operating Expense Limitation Agreement has been filed with the SEC.  The Trust notes that rather than executing a new Operating and Expense Limitation Agreement every year with the Adviser requiring it to be re-filed each year, the Agreement on file with the SEC “remains in effect indefinitely” as discussed above in response to Comment 3.

5.	In the “Example” section of each Fund’s Summary Section, consider shortening the parenthetical phrase to state “(except year 1).”

The Trust responds by noting that the suggested language does not appear to clearly convey the concept that the contractual expense waiver accounts for the difference in Year 1 expenses and prefers to leave the parenthetical phrase as currently drafted.

6.
In the “Principal Investment Strategies” section in each Fund’s Summary Section, please confirm whether the Fund’s ability to invest in convertible securities includes convertible debt securities and/or junk debt securities.  Additionally, if applicable, please insert the word “debt” after “convertible”.

The Trust responds by confirming that each Fund may invest in convertible debt securities and, to a much smaller extent, high-yield (or junk) bonds.  As reflected in the Funds’ SAI, the Funds’ investment in high yield securities (if any) is not a principal strategy.  The Trust has added the word “debt” as suggested.

7.
In the “Principal Investment Strategies” section of each Fund’s Summary Section, consider clarifying the disclosure regarding the Fund’s investment in ETFs to indicate how the Fund is ensuring that the ETF meets its “small” or “mid-cap” requirement as the case may be.  For instance, the Fund could state that each ETF has its own 80% policy to invest in small or mid cap securities.  If the Fund maintains that it determines the ETF’s appropriateness by calculating it’s dollar-weighted average, does it apply a lower market cap threshold if the ETF holds foreign securities?  (The Staff is aware that this question was asked and answered in an SEC response letter dated March 2008, but is revisiting the issue.)

The Trust has considered this comment and as stated in its response letter filed March 27, 2008, has confirmed that the disclosure is accurate as written. The Advisor does not apply a different test for foreign securities. The Advisor has confirmed that it considers each ETF in which it invests to be only one security.  To determine if the ETF fits within the Fund’s investment definition of a small- or mid-cap security, the Advisor calculates the dollar-weighted average market cap of all of the underlying securities held by an ETF.  If the dollar-weighted average market cap of the ETF is under $2.5 billion, the Advisor considers the ETF to be a small-cap security.  If the dollar-weighted average market cap of the ETF is between $1.5 billion and $12.5 billion at the time of purchase, the Advisor considers the ETF to be a mid-cap security.  There is corresponding disclosure on page B-6 of the Trust’s SAI, which has been enhanced as shown below in response to this comment.

SAI, Page B-6.
Not all ETFs in which the Funds may invest will be invested exclusively in small or mid-cap companies.  In determining whether an ETF satisfies the 80% test, the Funds look to the average dollar weighted market capitalization of the ETF portfolio.  If the dollar-weighted average market cap of the ETF is under $2.5 billion, the Advisor considers the ETF to be a small-cap security.  If the dollar-weighted average market cap of the ETF is between $1.5 billion and $12.5 billion at the time of purchase, the Advisor considers the ETF to be a mid-cap security.

8.
In the “Performance” section of each Fund’s Summary Section, please revise the third sentence to state: “The table below illustrates how the Fund’s average annual total returns over time compare with a domestic broad-based market index.”  Also, please delete the sentence that states: “For additional information on the indices, please see “Index Descriptions.”

The Trust responds by making the changes as suggested.

9.
In the “Performance” section of each Fund’s Summary Section, pursuant to Item 4.(2)(ii), please include the “year-to-date return information as of the end of the most recent quarter in a footnote to the bar chart.”  The Staff suggests using a fiscal quarter end if a calendar quarter is not possible.

The Trust responds by noting that the Fund’s Prospectus already reflects the most recent calendar quarter return by referencing the bar chart that reflects returns through December 31, 2009.  Because  the Fund’s Prospectus becomes effective on March 31 (i.e., the first calendar quarter after the year end), it is not possible to obtain March 31 return numbers and provide them in the Prospectus in time for filing and printing on March 31.

In response to using fiscal quarter returns, the Trust refers to the October 2, 1998, Frequently Asked Questions letter issued by the SEC to Craig S. Tyle, General Counsel of the Investment Company Institute.1  The Trust notes that the first question asks whether the disclosure of the Fund’s highest and lowest return for a quarter should be for calendar or fiscal quarters.  The Staff’s response to that question was “Consistent with the other information in the bar chart and the performance table, the highest and lowest quarterly performance information should be based on calendar quarters.”  The Trust interprets the guidance of the letter as applying to all performance numbers provided in the Performance section of the Prospectus.  Because all performance numbers provided in the Prospectus (i.e., bar chart, best and worst quarters, and annual average returns) are based on calendar periods, it is therefore not appropriate or consistent to insert fiscal quarter returns in the section.

10.	In the “Investment Advisor” section in each Fund’s Summary Section, please simply list the name of the Advisor after the heading rather than using a complete sentence.

The Trust responds by making the change as suggested.

_________________________________
1 Letter to Craig S. Tyle, General Counsel, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, Securities and Exchange Commission, dated October 2, 1998.

11.
In the “Tax Information” section in the Fund’s Summary Section, please remove the last sentence stating “Distributions on investments made through tax deferred vehicles, such as 401(k) plans or IRAs, may be taxed later upon withdrawal of assets from those accounts” from the Summary Section.  The statement may be included in an appropriate location in the statutory portion of the Prospectus.

The Trust responds by making the change as suggested.

Prospectus (Prior Performance of Similar Accounts)

12.
On page 15 of the Prospectus in the “Management of the Funds” section under the subheading “Prior Performance of Similar Accounts,” please explain supplementally why both Funds continue to include the Advisor’s prior performance information even though the Funds have several years of performance data to show their actual performance over time?

The Trust responds by noting that the Advisor has determined that the prior performance is still relevant disclosure in the prospectus.

13.	Please confirm that the presentation reflects all accounts and funds managed by the Advisor with similar investment strategies.

The Trust responds by confirming that the Advisor represents that the presentation reflects all accounts and funds managed by the Advisor with similar investment strategies.

14.	Throughout the Prospectus, please confirm that “Stephens Funds” is a defined term.

The Trust responds by defining the two funds as the “Funds” in the Prospectus.

15.	Please state that the GIPs standard of measuring performance is different than the standards used by the Investment Company Act of 1940.

The Trust responds by adding the disclosure as requested.

16.
Please add a statement to the end of the second paragraph that states that “although certain accounts are omitted when compiling the composite, it does not cause the performance presentation to be misleading.”

The Trust responds by adding the disclosure as requested.

17.	In the tables, please add a column for the “5-Year” returns.

The Trust responds by adding the disclosure as requested.

Prospectus (Shareholder Information)

18.
On page 23 of the Prospectus in the “How to Redeem Shares” section under the subheading “Through a Financial Intermediary,” please revise the fourth sentence to state: “For redemption through Financial Intermediaries, orders will be processed at the NAV next effective after receipt by the Fund or financial intermediary of the order.”

The Trust responds by making the change as suggested.

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I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact Elaine Richards at (626) 914-7363.

Sincerely,

/s/Elaine E. Richards
Elaine E. Richards, Esq.
Secretary of Professionally Managed Portfolios

cc:           Domenick Pugliese, Esq., Paul, Hastings Janofsky, & Walker LLP